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Washington, D.C. 20549
File No. 049569-0050

Re:	Vistana Signature Experiences, Inc.
Form 10-12G
Filed December 16, 2015
File No. 000-55548

Dear Ms. Gowetski:

On behalf of Vistana Signature Experiences, Inc. (the “Company”) we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated January 14, 2016 related to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), filed on December 16, 2015. Certain information contained herein has been provided to the Company by Interval Leisure Group, Inc. (“ILG”) in connection with its Registration Statement on Form S-4 (File No. 333-208567), which was filed as Exhibit 99.1 to the Registration Statement, and the Staff’s comments thereto.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form 10 (“Amendment No. 1”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1.

General

1.                                      Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response:  The Company respectfully notes the Staff’s comment and confirms its understanding that its Registration Statement on Form 10 will be deemed effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that the Company will consider withdrawing and refiling its Registration Statement on Form 10 if the review process has not been completed prior to that date.

2.                                      Please ensure consistency of disclosure throughout the documents filed on behalf of Vistana Signature Experiences, Inc. and Interval Leisure Group, Inc. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

Response:  The Company respectfully notes the Staff’s comment and confirms that it will ensure consistency of disclosure throughout the documents filed on behalf of the Company and ILG. The Company also confirms that, where comments on a particular filing are applicable to disclosure in another filing, it will make corresponding changes as applicable.

3.                                      Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Response:  The Company respectfully notes the Staff’s comments and acknowledges that the Staff will require adequate time to review the required information and exhibits and the Company’s related disclosures. The Company will include the required information and exhibits in one or more future amendments to the Registration Statement.

4.                                      We note that no vote or action of the Starwood stockholders is required in connection with the spin-off and merger. Please provide us with a legal analysis regarding the basis for this statement.

Response:  The Company respectfully advises the Staff that, with respect to the spin-off, pursuant to Section 3-104(a)(1) of the Maryland General Corporation Law, “unless the charter or bylaws of a corporation provide otherwise, the approval of the stockholders and articles of transfer … are not required for any …transfer of assets by a corporation … as a distribution as defined in Section 2-301 of this article.” The charter and bylaws of Starwood do not “provide otherwise.” Section 2-301 defines a “distribution” to include a “direct or indirect transfer of money or other property of the corporation in respect of any of its shares.” The shares of the Company’s common stock constitute property owned by Starwood; thus, a distribution to the stockholders of Starwood of the shares of the Company’s common stock owned by Starwood will not trigger a stockholder vote under Maryland law.

Further with respect to the spin-off, the Company respectfully advises the Staff that the spin-off of Vistana does not constitute a disposition of “all or substantially all” of the Company’s assets and, as a result, stockholder approval is not required under the Maryland General Corporation Law.  Further, the merger of Vistana has already been approved by Starwood as the current sole stockholder of Vistana. The Company notes further that stockholder approval of the spin-off and merger is not required by the New York Stock Exchange either because none of the transactions enumerated in Rule 312.03 of the New York Stock Exchange Listed Company Manual are present.

5.                                      We note that you have incorporated by reference Interval Leisure Group, Inc.’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the period ended September 30, 2015. To the extent that you continue to incorporate by reference Interval Leisure Group’s annual and quarterly report, or any portion thereof, please file the relevant portions as an exhibit or advise. Please refer to Rule 12b-23 under the Exchange Act. In addition, please refer to Exchange Act Rule 12b-36 and file all applicable consents.

Response:  The Company respectfully notes the Staff’s comment and has filed the reports incorporated by reference as exhibits to Amendment No. 1, as required by Exchange Act Rule 12b-23. The Company has also revised the exhibit index in Amendment No. 1 accordingly.

Exhibit 99.1

General

6.                                      We note the Merger Agreement dated as of October 27, 2015 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:  The Company respectfully acknowledges the Staff’s comment and there has been filed with the Exhibit Index to Amendment No. 1 a list identifying the exhibits and schedules to the Merger Agreement. In addition, the exhibit index to Amendment No. 1 includes an agreement to furnish the Staff with a copy of any omitted schedule upon request.

7.                                      Please provide us with copies of all materials prepared by each of the company’s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response:  The Company respectfully notes the Staff’s comment and will furnish copies of materials prepared for the transaction by its financial advisors and delivered to Starwood’s board of directors to the Staff on a supplemental and confidential basis under separate cover pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”) and Rule 418 promulgated under the Securities Act of 1933, as amended (“Rule 418”). The Company respectfully requests that these materials be returned promptly following completion of the Staff’s review thereof. In addition, the Company understands that ILG has been advised by Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel for ILG’s financial advisor, Moelis & Company LLC (“Moelis”), that, in response to the Staff’s comment, a copy of all presentation materials prepared by Moelis for, and delivered to, the ILG board of directors relating to this transaction will be provided to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 and Rule 12b-4. ILG has been advised by Fried Frank that, in accordance with such rules, such counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, Fried Frank also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Where You Can Find Additional Information

8.                                      We note your disclosure under this heading that security holders must request the information no later than five business days before the date they must make their investment decision. In addition to this statement, please also specify the date by which security holders must request this information. Further, please highlight this statement by print type or otherwise.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure has been revised under the section titled “Where You Can Find Additional Information” of Exhibit 99.1 to Amendment No. 1.  Starwood and ILG respectfully note that while the date of ILG’s special meeting of stockholders has not yet been determined, ILG intends to update this disclosure to specify the date by which securityholders must request the information after the meeting date has been so determined.

Questions and Answers About the Transactions, page 3

9.                                      Please include a separate “Q&A” disclosing the estimated total value of the merger consideration.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure has been revised on page 5 of Exhibit 99.1 to Amendment No. 1.

Summary, page 14

10.                               We note your statements throughout the document that the merger will be effected through a Reverse Morris Trust transaction. Please revise to briefly describe the meaning of such term, identify key aspects of this transaction and describe the key tax consequences.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure has been revised on page 15 of Exhibit 99.1 to Amendment No. 1.

The Transactions, page 15

11.                               We note your disclosure on page 15 that Starwood will contribute certain specified assets and liabilities related to the Vistana Vacation Ownership Business to Vistana. Please revise to more specifically describe all the assets, liabilities and obligations associated with the vacation ownership business, including clarifying those assets, liabilities and obligations related to the business that will not transfer to you, as applicable.

Response:  The Company respectfully notes the Staff’s comment and the disclosure on pages 16 and 17 of Exhibit 99.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

The ILG Special Meeting, page 63

Solicitation of Proxies, page 66

12.                               We note your disclosure that Interval Leisure Group’s directors, officers and other employees may solicit proxies in person or by internet, telephone or mail. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. Please refer to Exchange Act Rules 14a-6(b) and (c) and confirm your understanding in your response letter.

Response:  ILG has advised the Company that it understands the requirements of Exchange Act Rules 14a-6(b) and (c), and further confirmed its understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A.

The Transactions, page 67

13.                               Please supplement your disclosure under an appropriate sub-heading in this section to more specifically discuss and quantify the anticipated costs in connection with the spin-off, the distribution and the merger. Please also describe how these costs will be allocated.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure has been revised on page 72 of Exhibit 99.1 to Amendment No. 1.

Background of the Merger, page 71

14.                               Please revise your disclosure throughout this section to identify the parties present at a meeting and clarify, as appropriate, the number of other potential counterparties and bidders. For example, your disclosure refers broadly to “Starwood’s management” presenting to the Starwood Board.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment the disclosure on pages 73, 74, 75, 76, 77, 78, 81 and 83 of Exhibit 99.1 to Amendment No. 1 has been revised.

15.                               We note your statement on page 72 that ILG and Starwood determined not to pursue a transaction and discontinued discussions in October 2014. Please revise to briefly describe the reasons that ILG and Starwood determined not to pursue a transaction at that time.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment the disclosure on page 74 of Exhibit 99.1 to Amendment No. 1 has been revised.

16.                               We note your disclosure on page 73 that the parties discussed a potential combination of ILG and Vistana through the use of a stock-for-stock merger utilizing the Reverse Morris Trust transaction structure. Please supplement your disclosure to explain why the Reverse Morris Trust structure was selected by the parties for achieving both parties’ objectives.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure on pages 75, 76, and 79 of Exhibit 99.1 to Amendment No. 1 has been revised.

17.                               We note your disclosure on page 77 regarding the submission of bidders’ final non-binding proposals. Please revise to disclose what other potential opportunities and strategic alternatives the Starwood board considered and why it determined the business combination with ILG through a Reverse Morris Trust structure presented the better strategic alternative.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment the disclosure on page 79 of Exhibit 99.1 to Amendment No. 1 has been revised .

18.                               Please revise your disclosure on page 80 relating to the negotiation of the material terms of the transaction agreements. Please explain how the parties arrived at the exchange ratio, the termination fees, the cash payment amount and the other material terms to the transaction documents.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure has been revised on pages 82 and 83 of Exhibit 99.1 to Amendment No. 1.

Debt Financing, page 129

19.                               Please revise to update and disclose the material terms of each facility, including interest rate, maturity date, and financial covenants or advise.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure on page 132 of Exhibit 99.1 to Amendment No. 1 has been revised. The Warehouse Facility, however, has not yet been arranged and, if arranged, a description of the material terms of the facility will be included in a future amendment of the Registration Statement.

License Agreement, page 134

Operating Services, page 136

20.                               We note your disclosure that Starwood is required to determine the fees that Vistana will pay for the centralized services with respect to each vacation ownership property that Vistana operates under the licensed marks on the same basis as for substantially all franchised lodging facilities operated under the licensed marks. We further note your disclosure that Starwood is also permitted to charge Vistana a markup on fees with respect to any optional centralized services in which Vistana elects to participate. Please revise to briefly disclose how Starwood determines these fees, as well as the markup on fees with respect to any optional centralized services in which Vistana elects to participate.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment the disclosure on page 139 of Exhibit 99.1 to Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Combined Financial Information, page 207

21.                               We note your conclusion that ILG is considered the accounting acquirer and further note your disclosure on page 98 that describes certain factors considered in your analysis. Please provide to us your complete analysis of all of the factors considered to support your conclusion. Include in your response how you considered the shareholder right described on page 225 which indicates that holders of a majority of the ILG common stock may remove ILG directors.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, ILG has provided to the Staff the requested analysis supplementally under separate cover.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 209

22.                               We note the $2 million fair value adjustment (d) to your vacation ownership mortgages receivable. We further note your disclosure on page F-54 which indicates that the fair value of Vistana’s vacation ownership receivable was $149 million higher than the carrying amount as of September 30, 2015. Please provide additional information regarding the valuation methodology used to determine the amount recorded in adjustment (d) and explain the difference between the valuation used in your pro forma financial statements versus the valuation used by Vistana in its interim financial statements.

Response:  In response to the Staff’s comment, ILG has advised the Company that it has considered guidance in ASC 820, Fair Value Measurements, when determining the methodology for fair valuing Vistana’s vacation ownership notes receivable (the “Vistana notes”) for purposes of presenting a pro forma adjustment in the unaudited pro forma condensed combined balance sheet as of September 30, 2015 (the “pro forma valuation”). In ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10-35-24A describes three valuation techniques that are widely used for estimating fair value: (1) market approach, (2) cost approach and (3) an income approach. For purposes of the pro forma valuation, an income approach was selected.

The income approach is a valuation technique that provides an estimation of the fair value of an asset based on the cash flows the asset can be expected to generate over its remaining life. This approach begins with an estimation of the cash flows that a hypothetical buyer would expect the asset to generate over a discrete projection period. The estimated cash flows for each of the periods in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risks of achieving the projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the asset (if any) at the end of the discrete projection period to arrive at an estimate of fair value.

Pro forma valuation:

Specific to the pro forma valuation, the fair value of the Vistana notes is equal to the present value of all future contractual cash flows associated with these notes, discounted at a rate of interest that is sufficient to cover the time value of money, expected inflation, anticipated defaults and all other risk factors viewed as relevant to a market participant. Given the inherent nature of the prototypical timeshare business model, whereby timeshare companies market, sell, finance, service the loans, and re-sell foreclosed timeshare inventory, ILG believes an industry-specific market participant in this space would extract the highest and best use from the Vistana notes (i.e., another timeshare company). Consequently, the income approach used in the pro forma valuation is prepared from this perspective and on a pooled whole-loan basis.

The following underlying characteristics of the Vistana notes were considered to develop the related contractual cash flows: unpaid principal balance, remaining contractual term (in months), the fixed coupon rate of interest (“contract rate”), timing and frequency of principal and interest payments and remaining balance. The following steps were applied in preparing the pro forma valuation:

1.              Estimated the expected cash flows on a pooled whole-loan, monthly basis (“expected cash flows”) from the valuation date through the expected maturity date, based on the current weighted average contract rate as of the valuation date, servicing fees and the expected reduction in the unpaid principal balance due to expected prepayments and net credit losses (i.e. defaults plus recoveries associated with these future defaults), derived based on historical Vistana data;

2.              Discounted the expected cash flows to their present value, at a monthly rate of return that considers the relative risks of achieving the cash flows and the time value of money (the “discount rate”); and

3.              Calculated the sum of the present value of expected cash flows, discounted at the discount rate to arrive at the estimated fair value of the Vistana notes.

Vistana valuation:

As disclosed in Note 12 of Vistana’s interim combined financial statements as of September 30, 2015, Vistana estimates the fair value of their vacation ownership notes receivable, net using assumptions related to current securitization market transactions (the “Vistana valuation”). Vistana receives current securitization terms for advance rate and weighted average coupon debt rate from a third party lender, and calculates the estimated fair value of the vacation ownership notes receivable, net based on the price that would be received in the securitization market if sold as of the valuation date, net of related costs.  The amount is then compared to a discounted expected future cash flow model using a discount rate commensurate with the risk of the underlying notes, primarily determined by the credit worthiness of the borrowers based on their FICO scores. The results of these two methods are then evaluated to determine the estimated fair value, which for purposes of this interim disclosure were derived from the market securitization method.

The difference in the two fair value amounts is the result of the pro forma valuation calculated by ILG being prepared on a pooled whole-loan basis from the market participant perspective of another timeshare company using an income approach, while the Vistana valuation was prepared using a market approach based on a securitization transaction. Adjustments to the respective cash flows and discount rates would be required to the market securitization approach to arrive at a consistent valuation when performing an income approach on a whole loan basis. In other words, the economic cash flows from the securitization would be adjusted to reflect the economics of holding the entire whole-loan portfolio, including potential future losses. The adjustments to the market yield in a securitization methodology as compared to a pooled whole-loan methodology would include consideration of overcollateralization, servicing, retained interests and other risk factors.

23.                               We note that the value of the purchase consideration used to determine the amount of pro forma goodwill or gain on bargain purchase in adjustment (g) is based upon the October 28, 2015 stock price. Please tell us whether you intend to update your pro forma financial statements to reflect a more recent stock price closer to the closing date.

Response:  The Company respectfully acknowledges the Staff’s comment and respectfully notes its understanding that ILG intends to update the pro forma financial statements to reflect a more recent stock price closer to the closing date.

Notes to Unaudited Pro Forma Condensed Combined Statements of Income, page 213

24.                               Please explain to us how you calculated the variable component of the royalty fee included in adjustment (g) for each of the periods presented.

Response:  The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the disclosure on page 217 of Exhibit 99.1 to Amendment No. 1 has been revised.

25.                               Please disclose any additional amounts currently anticipated to be owed to Starwood for the contingent closing adjustment calculated based upon the capital spend of Vistana as described on page 3.

Response:  In response to the Staff’s comment, the disclosure on page 4 and 70 of Exhibit 99.1 to Amendment No. 1 has been revised. The Company respectfully acknowledges the Staff's comment and advises the Staff that it does not currently anticipate any material additional amounts to be owed to Starwood for the contingent closing adjustment, which final amounts cannot be calculated until following the Distribution.

*    *    *    *

In connection with the response in this letter, the Company will acknowledge under separate cover that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at (202) 637-2258 if you have any questions regarding this correspondence.

Sincerely,

/s/ Jason M. Licht
Jason M. Licht
of Latham & Watkins LLP

cc:	Stephen G. Williams, Vistana Signature Experiences, Inc.
Barbara E. Overton, Vistana Signature Experiences, Inc.
Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.
Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.